ALLIED HOLDINGS US, INC.

VIA EDGAR

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Jessica Kane

November 15, 2010

Re:          Allied Holdings US, Inc. Registration Statement on Form 10 (File No. 001-34868), filed on September 14, 2010

Ms Kane:

Allied Holdings US, Inc. (the “Registrant”) hereby applies to the Securities and Exchange Commission (the “Commission”) for consent to withdraw immediately the Registrant’s Registration Statement on Form 10 (File No. 001-34868), together with all exhibits thereto, filed on September 14, 2010 (the “Form 10”).

The Form 10 is being withdrawn because the Registrant and certain of its affiliates, including Tyco International Ltd. (“Tyco”), its ultimate parent company, have entered into an investment agreement pursuant to which affiliates of Clayton, Dubilier & Rice, LLC will indirectly acquire a majority interest in the Registrant and, as such, Tyco and the Registrant are no longer pursuing the distribution of the Registrant’s common stock, as contemplated by the Form 10.

If you have any questions about this request for withdrawal, please feel free to call our outside counsel, Alan Klein, of Simpson Thacher & Bartlett LLP, at 212-455-3188.

Sincerely,

/s/John S. Jenkins, Jr.
John S. Jenkins, Jr.
Vice President